Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of TCFIII Spaceco Holdings LLC of our report dated October 21, 2024, except for the effects of the restatement described in Notes 3, 12 and 13, as to which the date is December 23, 2024, relating to the consolidated financial statements of TCFIII Spaceco Holdings LLC (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the Company’s consolidated financial statements). We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Irvine, California
January 21, 2025